
05044145



PROCESSED
JAN 25 2006
THOMSON FINANCIAL

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 31274

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2004 (MM/DD/YY) AND ENDING September 30, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Beacon Hill Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

120 Water Street
(No. and Street)

Boston	MA	02109
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Johnston 617-973-6900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raphael and Raphael LLP
(Name – *if individual, state last, first, middle name*)

52 Church Street	Boston	MA	02116
(Address)	(City)	(State)	(Zip Code)

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 23 2005
WASH. D.C.
185

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CH 1/23/06

OATH OR AFFIRMATION

I, Robert F. Johnston, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beacon Hill Financial Corporation, as of September 30, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President & CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Raphael and Raphael LLP
Certified Public Accountants and Consultants

52 Church Street
Boston, MA 02116

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Beacon Hill Financial Corporation

We have audited the accompanying statements of financial condition of Beacon Hill Financial Corporation (a wholly owned subsidiary of Beacon Hill Financial Trust) as of September 30, 2005 and 2004, and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of Beacon Hill Financial Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beacon Hill Financial Corporation as of September 30, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Raphael and Raphael LLP

Raphael and Raphael LLP
Certified Public Accountants

Boston, Massachusetts
October 25, 2005

BEACON HILL FINANCIAL CORPORATION

Statements of Financial Condition
As of September 30, 2005 and 2004

	2005	2004
ASSETS		
Cash and Cash Equivalents	$ 3,619,214	$ 3,271,025
Accounts Receivable	-	615,969
Marketable Securities	2,359,567	1,983,710
Investment in Privately Held Limited Partnerships	3,260,168	1,122,289
Depreciable Assets, Net of Accumulated Depreciation and Amortization	265,874	349,391
Due from Parent Company	-	43,376
Federal Tax Deposit	63,863	147,322
Other Assets	366,027	174,569
TOTAL ASSETS	$ 9,934,713	$ 7,707,651
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Accounts Payable	$ 17,426	$ 22,347
Accrued Expenses	57,276	62,253
Deferred Income Taxes	90,000	170,000
Due to Parent Company	185,000	-
State Tax Payable	15,781	6,400
TOTAL LIABILITIES	365,483	261,000
STOCKHOLDER'S EQUITY:		
Common Stock	11,500	11,500
Retained Earnings	9,557,730	7,435,151
TOTAL STOCKHOLDER'S EQUITY	9,569,230	7,446,651
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,934,713	$ 7,707,651

The accompanying notes are an integeral part of these financial statements.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statements of Income
For The Years Ended September 30, 2005 and 2004

	2005	2004
REVENUE	$ 972,446	$ 4,140,932
OPERATING EXPENSES:		
Employee Compensation	811,420	2,536,828
Office and Other Operating Expenses	389,494	420,301
Travel and Entertainment	97,092	131,218
TOTAL OPERATING EXPENSES	1,298,006	3,088,347
INCOME (LOSS) FROM OPERATIONS	(325,560)	1,052,585
OTHER INCOME:		
Equity in Income from Privately Held Limited Partnerships	2,359,663	932,820
Income from Marketable Securities, Money Market Instruments and Other Investments	434,475	912,944
TOTAL OTHER INCOME	2,794,138	1,845,764
NET INCOME BEFORE TAXES	2,468,578	2,898,349
INCOME TAX EXPENSE:		
Current	210,000	50,000
Deferred	(80,000)	85,000
TOTAL INCOME TAX EXPENSE	130,000	135,000
NET INCOME	$ 2,338,578	$ 2,763,349

The accompanying notes are an integeral part of these financial statements.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statement of Changes in Stockholder's Equity
For The Years Ended September 30, 2005 and 2004

	Common Stock	Retained Earnings
BALANCE AT OCTOBER 1, 2003	11,500	$ 6,827,022
Add - Net Income		2,763,349
Less - Dividends Paid		2,155,220
BALANCE AT SEPTEMBER 30, 2004	11,500	7,435,151
Add - Net Income		2,338,578
Less - Dividends Paid		215,999
BALANCE AT SEPTEMBER 30, 2005	11,500	$ 9,557,730

The accompanying notes are an integeral part of these financial statements.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Statements of Cash Flows
For The Years Ended September 30, 2005 and 2004

	2005	2004
Cash Flows from Operating Activities:		
Net Income	$ 2,338,578	$ 2,763,349
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation and Amortization	84,820	86,734
In-Kind Payroll	-	24,320
Net loss on disposal of property less insurance proceeds	-	4,082
Decrease (Increase) in:		
Accounts Receivable	615,969	(615,969)
Marketable Securities Related to Operations	(375,857)	(304,962)
Investments in Privately Held Limited Partnership	(2,137,879)	(239,412)
Due to/(from) Parent Company	228,375	(17,770)
Prepaid Taxes	-	4,438
Other Assets	(191,458)	54,298
Increase (Decrease) in:		
Accounts Payable	(4,921)	(1,857)
Accrued Expenses	(4,977)	19,226
Deferred Income Taxes	(80,000)	85,000
State Tax Payable	9,381	6,400
Total Adjustments	(1,856,547)	(895,472)
Net Cash Provided by Operating Activities	482,031	1,867,877
Cash Flows from Investing Activities:		
Net Decrease in Federal Tax Deposits	83,459	707,851
Capital Expenditures	(1,302)	(57,896)
Net Cash Provided by Investing Activities	82,157	649,955
Cash Flows from Financing Activities:		
Dividends Paid	(215,999)	(1,173,349)
Net Cash Used in Financing Activities	(215,999)	(1,173,349)
Net Increase in Cash and Cash Equivalents	348,189	1,344,483
Cash and Cash Equivalents at Beginning of Year	3,271,025	1,926,542
Cash and Cash Equivalents at End of Year	$ 3,619,214	$ 3,271,025
Supplemental Disclosures:		
Income Taxes	$ 25,600	$ 74,614
Noncash Financing Activities:		
Non Cash Dividends of Marketable Securities	$ -	$ 981,871
In-Kind Payroll	-	24,320

The accompanying notes are an integeral part of these financial statements.



BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
For the Years Ended September 30, 2005 and 2004

Note 1 – THE COMPANY:

Beacon Hill Financial Corporation (the Company) is a wholly owned subsidiary of Beacon Hill Financial Trust, whose primary activity is placing private securities with institutional investors. It is a registered broker/dealer, and accordingly, is subject to the governing rules and regulations of the National Association of Securities Dealers (NASD) as well as certain other regulatory agencies. While it is based in Boston, Massachusetts it has no geographical limits on its operations.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition

A principal source of operating revenues is placement fees for obtaining suitable investors for certain client investment syndications, and general consulting fees. The Company recognizes revenues from referral fees when prospective investors have given formal indication of their intent to commit investment funds, when substantially all contingencies relating thereto have been satisfied, and when such fees are payable pursuant to the underlying agreement with the client. Under certain contractual arrangements fees and other income described above received in prior year may be reclaimed by, and become refundable to the client if certain performance benchmarks are not achieved by the underlying fund. Such amount is recognized as a reduction in revenue in the year the fees became refundable. Consulting fees are recognized at such time as the fees are payable under the consulting agreement. Net income from partnership interests are recognized under policies more fully described in Note 4.

Depreciable Assets

Depreciable assets consisted of the following:

	2005	2004
Equipment and Office Furniture	$ 220,614	$ 219,311
Automobiles	91,035	91,035
Leasehold improvements	293,110	293,110
Accumulated Depreciation	(338,885)	(254,065)
	$ 265,874	$ 349,391

Depreciable assets are recorded at cost. Major additions and improvements are capitalized while ordinary expenditures for maintenance and repairs are charged to expenses as incurred. Depreciation is generally provided for on a straight line basis using estimated lives of 5 to 10 years for furniture and equipment, and 5 years for automobiles. Leasehold improvements are amortized over 7 years. Depreciation and amortization expense for the years ended September 30, 2005 and 2004 were $84,820 and $86,734, respectively.

Note 2 – SIGNIFICANT ACCOUNTING POLICIES – Continued:

Cash and Cash Equivalents

For the purpose of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

Use of Management Estimates

Management uses estimates and assumptions in preparing these financial statements in accordance with auditing standards generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Accounts Receivable

Trade accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Note 3 – SECURITIES:

Marketable securities consisted of the following:

	2005			2004		
	Shares	Cost	Market	Shares	Cost	Market
Restricted						
Care U.K. Plc	311,562	$ 1,135,091	$ 2,194,334	311,562	$ 1,135,091	$ 1,835,414
Decode Genetics	19,694	19,694	165,233	19,694	19,694	148,296
		$ 1,154,785	$ 2,359,567		$ 1,154,785	$ 1,983,710

Marketable securities are recorded at fair value based on closing prices on public security exchanges. Net income from marketable securities includes interest, dividends, realized gains and changes in unrealized appreciation/depreciation of investments. Realized gains are calculated based on the average cost of securities sold. Gross proceeds were $603,601 for the year ended September 30,2004 which resulted in realized gain of $482,483. There were no realized gains or losses during the year ended September 30, 2005.

The shares of Care U.K. Plc are traded on a foreign stock exchange and is subject to substantial legal restrictions on transfer and sale. Certain other securities have limited public market. Accordingly, the company may not be able to readily liquidate such securities at their recorded values.

Note 3 – SECURITIES – Continued:

In prior years, the Company agreed to accept certain securities of privately held companies in payment of fees for services rendered. The carrying value was determined by agreement between the company and the debtor. The securities are included in "Other Assets" in the Statement of Financial Condition. There is no public market for such securities and accordingly, they may not be readily disposable. During the year ended September 30, 2004, the Company realized a loss of approximately $33,730 on the disposition of some of these securities. Management believes that the carrying value of $113,435 approximates its fair value for September 30, 2005 and September 30, 2004.

Note 4 – INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS:

In the past, the Company has received special profits interests in privately held limited partnerships in consideration for efforts expended in forming the partnerships. In most cases, the Company invested only nominal amounts in these interests. Since the partnership interests had no public market and any return is contingent on future profitability of the partnerships, the initial acquisitions have been recorded at estimated value of $1, plus any actual cash invested.

The Company accounts for its investments in limited partnerships using the equity method. Specific ownership accounts are maintained by the limited partnerships. In general, the Company will recognize its distributive share of partnership income for the partnership year ending within its fiscal year, generally in December. Thus, recognized income for fiscal years ended September 30, 2005 and 2004 are based on partnership results of operations for the years ended December 31, 2004 and 2003, respectively. Due to various uncertainties surrounding the determination and distribution of income from the foreign partnership, income is recognized at the time it is actually received. In addition, certain partnerships may make distributions, in excess of their carrying values in cash or securities, of income realized subsequent to December 31, but prior to the end of the company's September fiscal year end. In such cases, the Company will recognize such amounts as income when received. Condensed information from the partnerships at September 30, 2005, is not currently available.

The Company has both direct and indirect holdings in the privately held limited partnerships. The percentage owned directly and indirectly varies from less than 1.5% to 7.5%

BEACON HILL FINANCIAL CORPORATION

Notes to Financial Statements
For the Years Ended September 30, 2005 and 2004

Note 4 – INVESTMENT IN PRIVATELY HELD LIMITED PARTNERSHIPS – Continued:

Net income from partnerships consisted of the following elements:

	2005	2004
Distributive share of income for partnership years ended December 31:		
2004	$ 2,230,341	$ -
2003	-	276,998
Cash distribution of 2004 partnership income received before September 30, 2004	-	652,800
Cash distribution of 2005 partnership income received before September 30, 2005	129,322	
Income from foreign partnership	-	3,022
	$ 2,359,663	$ 932,820

Note 5 – PROFIT SHARING:

The Company has adopted a qualified profit sharing plan covering all persons employed by the Company for 1000 hours during its fiscal year and who have completed one year of service. Corporate contributions to the plan are based solely on the discretion of the board of directors, subject to applicable limitations of the Internal Revenue Code as then in effect. Contributions for the years ended September 30, 2005 and 2004 were $57,276 and $62,253, respectively.

Note 6 – INCOME TAXES:

For tax purposes, the Company reports on the cash basis of accounting, which generally recognizes income when received and expenses when paid. Certain investments in Care U.K. Plc securities described in Note 3 were received as distributions from investee partnerships, which were not taxable currently. Accordingly, such securities will assume a nominal basis for income tax purposes and gain will be recognized as and when they are sold or exchanged in a taxable transaction.

The Company has elected to be an S Corporation for federal income tax purposes. Under those provisions, it generally will not be subject to federal taxes on its taxable income. Instead, the stockholder is liable for individual federal taxes on such income.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

Note 6 – INCOME TAXES – Continued:

Beacon Hill Financial Trust, the parent holding company described in Note 1, is subject to Massachusetts income tax on its income, regardless of the amount of its gross income, at differing rates – generally 12% on short term capital gains, and 5.3% on all other income. Since the Company generated all taxable income upon which the parent company is taxable, the Company has reflected a provision for Massachusetts taxes and a related liability to the parent company for taxes incurred on such income. The company may additionally be liable for Massachusetts taxes on its net income at rates of 3% to 4 ½% if its annual gross receipts exceed $6,000,000. The Company was not subject to such tax in the years ended September 30, 2005 and 2004.

The Company will also provide for deferred Massachusetts taxes on timing differences expected to reverse in future years. Such differences primarily relate to cash versus accrual basis revenue recognition, the difference between book basis and tax basis of certain securities, and changes in unrealized gains and losses on securities. Taxes are provided based upon the expected tax rate to be in effect in the years when such timing differences reverse.

Pursuant to provisions of the Internal Revenue Service Code, the Company is required to make refundable tax deposits in order to maintain a September 30 fiscal year. Pursuant to these provisions, the Company has already made deposits of $63,863.

Management estimates that S Corporation tax impact on the shareholder will require a significant portion of net income to be distributed to him as dividends in future years.

Note 7 – FINANCIAL INSTRUMENTS:

The carrying value of financial instruments such as cash, trade receivables and payables approximate their fair market values, based on the short term maturities of these instruments. The Company places its cash and short term investments in what management believes to be high credit quality institutions. Frequently such investments are in excess of the FDIC insurance limit.

Marketable securities are reflected at their current fair market values. As described in Note 3, investments in securities for which no public market exists are carried at their agreed upon value, since it was not practical to estimate the fair value of such securities. Investments in privately held limited partnerships are carried at their net share of undistributed allocable earnings as described more fully in Note 4, which management believes approximates the current fair value of such partnership interest.

Note 8 – SETTLEMENT WITH FORMER OFFICER/EMPLOYEE:

On December 11, 1998, in settlement of certain claims regarding compensation due a former officer/employee of the corporation, the Company agreed to divide certain future partnership income. The Company will retain between 80% and 90% of such income, depending upon the contract and the partnership involved. The right to receive such future revenues is subject to a security agreement between the parties.

Note 9 – COMMITMENTS AND TRANSACTIONS WITH RELATED PARTIES:

The company has entered into an operating lease with an entity in which the shareholder has a 25% interest. The Company reflected $120,640 and $110,700 in rent and operating escalation expense for its Boston location for the years ended September 30, 2005 and 2004, respectively. Future minimum payments, by year and in aggregate under non-cancelable operating leases consist of the following at September 30, 2005.

Year ending September 30, 2006	$	110,700
2007		110,700
2008		110,700
2009		18,450
	$	350,550

Note 10 – COMMITMENTS:

A former employee has made an assertion against the Company for improper termination, and is asking for $1.28 million. Management believes that the assertions are without merit and will vigorously contest any claims that may arise. Because of the early stage of this matter, it is not possible to evaluate the likelihood that damages or other relief will be awarded against the Company, the amount of any damages that might be awarded, or the materiality or impact of any litigation involving this matter upon the Company and its' financial statements.

Note 11 – CONCENTRATIONS:

Substantially all of the Company's operating income is from three customers which account for 92% of revenue.

Note 12 – NET CAPITAL REQUIREMENTS:

Beacon Hill Financial Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1, and that net capital shall in no event fall below $5,000. At September 30, 2005, the Company had net capital of $2,787,299 which was $2,768,933 in excess of its required net capital of $18,366. The Company's net capital ratio was .10 to 1.


Raphael and Raphael LLP
Certified Public Accountants and Consultants

BEACON HILL FINANCIAL CORPORATION

Schedule I
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2005

NET CAPITAL:		
Total Stockholder's Equity Qualified for Net Capital		$ 9,569,230
Add – Deferred Tax on Non-allowable Assets		90,000
Deductions and/or Charges:		
Non-allowable Assets:		
Depreciable Assets	$ 265,874	
Other Assets	316,455	(582,329)
Net Capital before Haircuts on Securities Positions		9,076,901
Haircuts on Securities (Computed Pursuant to Rule 15c3-1(c)):		
Investment Securities with Restrictions on Disposal	2,359,567	
Investments in Privately Held Limited Partnerships	3,260,168	
Investments in Privately Held Securities	113,435	
Money Market Funds	71,363	
Additional Amounts Pursuant to Undue Concentration	485,069	(6,289,602)
Net Capital		$ 2,787,299
AGGREGATE INDEBTEDNESS		
Accrued Expenses	$ 57,276	
Accounts Payable	17,426	
Due to Parent Company	185,000	
State Tax Payable	15,781	
Total Aggregate Indebtedness		$ 275,483
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Calculated Net Capital Versus Aggregate Indebtedness		$ 18,366
Minimum Dollar Net Capital Requirement		5,000
Excess Net Capital at 1500%		$ 2,768,933
Excess Net Capital at 1000%		$ 2,759,751
Ratio: Aggregate Indebtedness to Net Capital		.10 to 1

BEACON HILL FINANCIAL CORPORATION

Schedule I- Continued
Computation of Net Capital Under Rule 15c3-1 of the
Securities and Exchange Commission
As of September 30, 2005

RECONCILIATION WITH COMPANY'S COMPUTATION
(Included in Part IIA of Form X-17a-5 as of September 30, 2005)

Net Capital as Reported in Company's Part IIA FOCUS Report		$ 3,387,397
Differences on Securities Haircuts:		
Money Market Funds	$ (71,363)	
Undue Concentration	(485,069)	(556,432)
Liabilities Improperly Included – Deferred Taxes on Unallowable Assets		170,000
Audit Adjustments for:		
Accrued Profit Sharing	(57,276)	
Accounts Payable and Other Accruals	(7,074)	
Due to Parent Company	(185,000)	
Current Taxes Payable	35,684	(213,666)
Net Capital Per Above		$ 2,787,299

Raphael and Raphael LLP
Certified Public Accountants and Consultants